

04001470

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51642

RECEIVED
FEB 2 3 2004

PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/03____ AND ENDING ____12/31/03____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Emerging Growth Equities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 First Avenue
                        (No. and Street)

King of Prussia   PA   19406-2816
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda L. Peterman   610-783-1800
                                        (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
                (Name - *if individual, state last, first, middle name*)

1514 Old York Road   Abington   PA   19001
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

*Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.*

OATH OR AFFIRMATION

I, Brenda L. Peterman _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emerging Growth Equities, Ltd. _____, as of December 31 _____, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Brenda J. Peterman
Signature

Treasurer
Title

Mary K. Overholt
Notary Public

```
Notarial Seal
Mary K. Overholt. Notary Public
Abington Twp. Montgomery County
My Commission Expires June 25 2006
```
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A* ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Minimum assessment in effect.

EMERGING GROWTH EQUITIES, LTD.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2003

TABLE OF CONTENTS

Sanville & Company

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

INDEPENDENT AUDITOR'S REPORT

To the Partners of
Emerging Growth Equities, Ltd.

We have audited the accompanying statement of financial condition of Emerging Growth Equities, Ltd. as of December 31, 2003, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Emerging Growth Equities, Ltd. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abington, Pennsylvania
February 17, 2004

Sanville & Company
Certified Public Accountants

EMERGING GROWTH EQUITIES, LTD.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$ 639,883
Receivables:	
Clearing broker	348,316
Non-customers	24,166
Deposit with clearing broker	250,196
Securities owned: (Notes 2 and 3)	
Marketable, at market value	95,849
Not readily marketable, at estimated fair value	20,100
Due from affiliates (Note 6)	128,666
Furniture and equipment, net (Note 5)	18,833
Prepaid expenses, deposits and other assets	107,792
Total assets	$ 1,633,801

LIABILITIES AND PARTNERS' CAPITAL

Payable to clearing broker	$ 1,416
Due to affiliate (Note 6)	55,575
Accounts payable and accrued expenses	342,343
Total liabilities	399,334
Commitments and contingent liabilities	
Partners' capital	1,234,467
Total liabilities and partners' capital	$ 1,633,801

The accompanying notes are an integral part of these financial statements.

EMERGING GROWTH EQUITIES, LTD.
Statement of Income
For the Year Ended December 31, 2003

REVENUE

Commissions - exchange transactions	$	816,628
Commissions - options		73,986
Commissions - other		2,826,021
Underwriting and corporate finance (Note 2)		2,042,092
Net inventory and investment loss (Note 2)		(595,716)
Revenue from sale of investment company shares		68,788
Consulting fees, rebates, interest and other income		600,710
Total revenue		5,832,509

EXPENSES

Executive compensation	338,375
Clerical, administrative and registered representatives' compensation	2,884,958
Interest expense	20,347
Regulatory fees and expenses	59,545
Other Expenses:	
Management fees (Note 6)	676,275
Communications and market data information	495,301
Clearing, execution fees and sundry charges	613,284
Office expense	123,596
Travel and entertainment	100,359
Equipment rental, maintenance and other equipment expense	46,671
Professional fees	189,165
Depreciation	8,278
Other	168,890
Total expenses	5,725,044
Income before income taxes	107,465
Provision for income taxes	-
Net income	$ 107,465

The accompanying notes are an integral part of these financial statements.

EMERGING GROWTH EQUITIES, LTD.
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2003

	General Partner	Limited Partner	Total
Operations:			
Net income	$ 537	$ 106,928	$ 107,465
Capital transactions:			
Contributions of capital	-	-	-
Withdrawals of capital	-	-	-
	-	-	-
Net increase	537	106,928	107,465
Partners' capital as of January 1, 2003	5,635	1,121,367	1,127,002
Partners' capital as of December 31, 2003	$ 6,172	$ 1,228,295	$ 1,234,467

The accompanying notes are an integral part of these financial statements.

Subordinated borrowings at January 1, 2003	$ -
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2003	$ -

The accompanying notes are an integral part of these financial statements.

EMERGING GROWTH EQUITIES, LTD.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:		
Net income	$	107,465
Adjustments to reconcile net income to net cash		
used in operating activities:		
Depreciation		8,278
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Receivables:		
Clearing broker		388,940
Non-customers		73,627
Deposit with clearing broker		203,758
Securities owned		121,314
Due from affiliate		79,606
Prepaid expenses, deposits and other assets		6,828
Increase (decrease) in liabilities:		
Payable to clearing broker		(8,137)
Due to affiliate		(3,125)
Accounts payable and accrued expenses		9,092
Net cash provided by operating activities		987,646
Cash flows from financing activities:		
Loan from (to) parent company, net of repayments		(740,000)
Net cash used in financing activities		(740,000)
Cash flows from investing activities:		
Purchase of furniture and equipment		(4,778)
Net cash used in investing activities		(4,778)
Net increase in cash		242,868
Cash and cash equivalents at beginning of year		397,015
Cash and cash equivalents at end of year	$	639,883
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest paid	$	20,347
Income taxes	$	-

The accompanying notes are an integral part of these financial statements.

EMERGING GROWTH EQUITIES, LTD.
Notes to Financial Statements
December 31, 2003

1. ORGANIZATION

Emerging Growth Equities, Ltd. ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC"). It is a Pennsylvania limited partnership that is a wholly owned subsidiary of EGE Holdings, Ltd., a Pennsylvania limited partnership. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded on a trade date basis.

Fair Value of Securities – Securities owned and sold, but not yet purchased, are valued at market value and the resulting difference between cost and market is included in income.

The market value of securities owned, consisting of equities and debt securities, is determined by the Company utilizing quoted market prices, dealer quotes and prices obtained from independent third parties. Other securities with no ready market are valued at fair value as determined by management.

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of the short-term nature of the financial instruments, approximate current fair value.

Investment banking – Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructure advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determined.

Concentration of Credit Risks – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Depreciation – Fixed asset purchases are classified as three or seven-year property for depreciation purposes. They are depreciated under accelerated methods.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

9

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Income Taxes – No provision has been made for income taxes since the Company is a partnership and is not taxed at the entity level.

Allocation of income, loss and cash distributions – Allocation of net income, loss and cash distributions are allocated 99.5% to EGE Holdings, Ltd. and .5% to EGE Special Purpose Corporation, the general partner which is owned by EGE Holdings, Ltd.

3.   SECURITIES OWNED

Marketable securities owned consist of investment securities at quoted market values. Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company.

Securities owned consist of:
Marketable securities:
Common stocks $ 95,849

Non-marketable securities
Common stocks $ 20,100

4.   OPERATING LEASES

The Company leases certain equipment under non-cancellable leases that expire in 2005 through 2007. The Company also has contracts for market data information that expire in 2004 and 2005. Equipment lease expense, including market data contracts, for the year ended December 31, 2003 totalled $98,134. Future minimum lease payments under operating leases are as follows:

Year	Equipment and Market Data
2004	$21,812
2005	11,525
2006	4,065
2007	4,065
2008	1,355

5.   FURNITURE AND EQUIPMENT

Furniture and equipment is summarized as follows:

Furniture and equipment	$	104,384
Less accumulated depreciation		85,551
	$	18,833

Depreciation expense totalled $8,278 for the year ended December 31, 2003.

6.   TRANSACTIONS WITH AFFILIATES

EGE Holdings, Ltd. provides office space, equipment and office furnishings to the Company, for which the Company pays a management fee to EGE Holdings, Ltd. For the year ended December 31, 2003 the management fee was $676,275. At December 31, 2003 the Company owed EGE Holdings, Ltd. $55,575 for the management fee. Additionally, the Company borrowed $1,000,000 from EGE Holdings, Ltd. on November 8, 2002. The Note bore interest at 12% per annum and is paid monthly in arrears. The Note was repaid in the first quarter of 2003. On September 13, 2003 the Company borrowed $751,300 from EGE Holdings, Ltd.; this amount was repaid in December, 2003, this Note bore interest at 7% per annum. EGE Holdings borrowed $115,000 from the Company on December 29, 2003; this was repaid January 30, 2004. At December 31, 2003, the outstanding Note balance was $115,000. The Note bears interest at 7% per annum. Interest expense totalled $19,388 for the year ended December 31, 2003.

The Company also has an affiliate, EGE Advisors, Ltd. ("RIA"), which is a registered investment advisor. The Company receives fee income from RIA and pays expenses on behalf of RIA, including payroll processing. At December 31, 2003, RIA owed the Company $13,666.

7.   DEPOSIT WITH AND PAYABLE TO CLEARING BROKER

The Company maintains a clearing agreement with Bear Stearns Securities Corp. ("BSSC") (See Note 8). Under the agreement the Company maintains a clearing deposit of $250,000. The Company carries its equity inventory with BSSC. An additional $200,000 deposit was required by BSSC in November, 2002. The additional deposit was returned in January, 2003. BSSC will finance the Company's inventory under normal margin terms. The Company pays interest on any amount payable to BSSC at Federal funds rate plus 1.25% (2.25% at December 31, 2003). The Company also receives interest at Federal funds rate minus 0.5% (0.5% at December 31, 2003) for any funds on deposit.

8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions are cleared through BSSC.

9. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of the SEC, the Company is required to maintain net capital as defined under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003 the Company had net capital and capital requirements of $976,108 and $250,000 (minimum), respectively. The Company's net capital ratio was 0.35 to 1.

10. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments include outstanding delayed delivery, underwriting, future commitments and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial activities. These contracts are valued at market, and unrealized gains and losses are reflected in the financial statements. As of December 31, 2003, the Company held no derivative financial instruments used for hedging purposes.

11. PROFIT SHARING AND SAVINGS PLAN

The Company has a Profit Sharing and Savings Plan (the "Plan") which provides for discretionary Company contributions and/or a salary deferral at the option of the employees. The Plan has an optional Company matching clause, and covers substantially all employees of the Company who meet certain age and length of employment requirements.

Under the salary deferral component of the Plan, eligible employees may contribute any whole percentage of their compensation varying from 1% to 15%, up to the maximum permitted under the Internal Revenue Code, and the Company may make discretionary matching contributions. The Company made no contribution to the Plan for the year ended December 31, 2003.

EMERGING GROWTH EQUITIES, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2003

COMPUTATION OF NET CAPITAL

Total partners' capital	$	1,234,467
Deduct partners' capital not allowable for Net Capital:		-
Total partners' capital		1,234,467
Deductions and/or charges:		
Non-allowable assets:		
Receivables: non-customers		24,166
Securities owned: not readily marketable		20,100
Due from affiliates		73,091
Furniture and equipment, net		18,833
Prepaid expenses, deposits and other assets		107,792
Total non-allowable assets		243,982
Net Capital before haircuts on securities positions		990,485
Trading and investment securities:		
Other securities		14,377
Net Capital	$	976,108

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities from Statement of Financial Condition		
Accounts payable and accrued expenses	$	342,343
Total aggregate indebtedness	$	342,343
Percentage of aggregate indebtedness to Net Capital		35%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

EMERGING GROWTH EQUITIES, LTD.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $342,343)	$	22,823
Minimum dollar Net Capital requirement of reporting broker or dealer	$	250,000
Net Capital requirement	$	250,000
Excess Net Capital	$	726,108
Excess Net Capital at 1000%	$	941,873

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

Net capital per Annual Audit Report	$	976,108
Net capital per Company's Unaudited Focus Report		920,178
Difference	$	55,930

Difference accounted for as follows:

Reduction in non-allowable assets due to a receivable from an affiliate offset by a payable to the same affiliate	$	55,575
Reduction in undue concentration		355
	$	55,930

EMERGING GROWTH EQUITIES, LTD.
Computation for Determination of the
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission
December 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k) (2) (ii).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

140 EAST 45TH STREET NEW YORK, NY 10017
(212) 661-3115 • (646) 227-0268 FAX

To the Partners of
Emerging Growth Equities, Ltd.

In planning and performing our audit of the financial statements and supplemental schedules of Emerging Growth Equities, Ltd. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abington, Pennsylvania
February 17, 2004

Sanville & Company
Certified Public Accountants